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                                                                   EXHIBIT 20.01


NEWS
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[TYLER CORPORATION LETTERHEAD]



FOR INFORMATION CONTACT:       C. A. Rundell, Jr.
                               President and Chief Executive Officer
                               214/754-7804

                               David P. Tusa
                               Senior Vice President and Chief Financial Officer 214/754-7831


Dallas, Texas, October 8, 1997 -- FOR IMMEDIATE RELEASE

         Today, Tyler Corporation (NYSE:TYL) announced four events implementing a new strategy to build the company and create value for its shareholders.

         The initial step in the corporate strategy is the acquisition of two companies -- Business Resources Corporation ("Business Resources") of Dallas, Texas, and The Software Group, Inc. (the "Software Group") of Plano, Texas. Tyler signed definitive agreements with both companies on October 8, 1997, subject to Tyler shareholder approval and customary regulatory approvals, including Hart-Scott-Rodino. The completion date for these two transactions is expected to be prior to December 31, 1997.

         Business Resources and the Software Group provide integrated information management services, systems, and outsourcing to approximately 200 county governments principally in the Southwest. The $23 billion market for county government services is the most rapidly growing government sector. Consolidation opportunities exist in this fragmented marketplace of 3,043 U.S. counties. Automation, new technology, and outsourcing are in demand as county governments are continually being asked to do more for less.

         On a proforma basis, Business Resources and the Software Group are expected to represent approximately $35 million in revenue for the year ended December 31, 1997. The combined purchase price for these companies is 12 million shares of Tyler stock and $40 million of cash and debt assumption.
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         In addition on October 8, a transaction adding 10 stores to the Forest
City Auto Parts Company ("Forest City") network of 61 retail automotive parts stores was completed by Tyler. The company purchased inventory at a discount and assumed leases on these stores, primarily in the Chicago and Milwaukee areas. These stores are expected to immediately add sales and earnings to Forest City, which has performed strongly under the leadership of Harold Parkison. Additionally, Forest City is expected to be a strong producer of earnings and cash flow in 1998.

         Finally, Tyler announced management changes to facilitate its new corporate strategy and its move into the information management field. Louis
A. Waters, an outside board member and major Tyler shareholder, has been elected Chairman of the Board. Bruce W. Wilkinson resigned as President and Chief Executive Officer as of October 8 but will continue to support the company for a transition period. C. A. Rundell, Jr. has been elected to the positions of President and Chief Executive Officer. In addition, William D. Oates, sole shareholder and Chief Executive Officer of Business Resources, will be elected a director of Tyler when the Business Resources transaction is closed. Waters brings vast experience in the acquisition arena while Rundell and Oates add years of information management experience as Tyler pursues its consolidation strategy in this field.

         President and CEO Rundell commented, "We are truly indebted to Bruce Wilkinson for the contribution he has made in the six months he has been with us. Management and the directors of Tyler are excited about entering the information management business for county and municipal government entities. We look forward to reporting more progress in those endeavors."

         The web sites of Business Resources Corporation and The Software Group, Inc. are www.govrcd.com and www.tsgweb.com, respectively.

         Tyler Corporation, founded in 1966, has corporate offices in both Dallas and Houston. In addition to the pending information management business described above, the company operates principally in the retail automotive parts business.

         Tyler has included forward-looking statements concerning its business and operations in this press release. Although Tyler believes that the expectations reflected in these forward-looking statements are reasonable, these expectations and the related statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include the ability of the company to integrate successfully the Business Resources, Software Group and future acquisitions, as well as the ability of the company to take advantage of consolidation opportunities.

         Tyler expressly disclaims any obligation to release publicly any updates or revisions to these forward-looking statements to reflect any change in its expectations.